================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 8)


                              APPLICA INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    03815A106
                                 (CUSIP Number)

                              WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                            BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               SEPTEMBER 21, 2006
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 6
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbert Management Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Philip Falcone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Raymond J. Harbert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 9
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael D. Luce
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 10
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 11
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HMC - New York, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 12
---------------------------                          ---------------------------


         This Amendment No. 8 amends and supplements the Statement on Schedule 13D filed on May 17, 2006, as amended June 6, 2006, June 21, 2006, August 3, 2006, August 8, 2006, August 11, 2006, August 17, 2006 and September 14, 2006
(as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons") relating to the Common Stock, par value $0.10 per share, of Applica Incorporated, a Florida corporation. Captitalized terms used herein and not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 13
---------------------------                          ---------------------------

                                  SCHEDULE 13D


Item 4.  PURPOSE OF THE TRANSACTION.

         Item  4  of  the  Schedule  13D  is  amended  to  add  the   following
information:

         On September 21, 2006, the Master Fund and the Special Fund entered into a confidentiality agreement with the Issuer, a copy of which is incorporated by reference into Item 4 and included as Exhibit I.



Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following:

            Exhibit A:  Agreement between the Reporting Persons to file jointly

            Exhibit I: Confidentiality Agreement, dated September 21, 2006, among the Master Fund, the Special Fund and the Issuer

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 14
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.


                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 15
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce





September 22, 2006

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 16
---------------------------                          ---------------------------

                                                                      EXHIBIT A


                                   AGREEMENT

         The undersigned agree that this Schedule 13D, Amendment No. 8, dated September 22, 2006 relating to the Common Stock, $0.10 par value of Applica Incorporated shall be filed on behalf of the undersigned.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.


                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 17
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce



September 22, 2006

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 18
---------------------------                          ---------------------------

                                                                      EXHIBIT I



     [GRAPHIC OMITTED - LOGO]
     APPLICA (TM)
     3633 FLAMINGO ROAD
     MIRAMAR, FLORIDA  33027


                                                         September 21, 2006



Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
c/o 555 Madison Avenue, 16th Floor
New York, New York  10022

                           CONFIDENTIALITY AGREEMENT

Dear Sirs:

         In connection with discussions between Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together, with all persons that directly or indirectly control such persons, "Harbinger") and Applica Incorporated ("Applica") concerning a possible transaction involving Harbinger and Applica, each of us is prepared to furnish to the other certain information that is confidential, proprietary or otherwise not generally available to the public to assist the other in making an evaluation (the "Evaluation") of such a possible transaction (the "Transaction"). In consideration thereof and as a condition thereto, we each agree as follows:

         1. NONDISCLOSURE OF INFORMATION. Subject to Paragraph 2 hereof, each of us will (a)keep the Information (as hereinafter defined) furnished to us by the other party and its Representatives (as hereinafter defined) confidential, and (b) not use any such Information other than in connection with our respective Evaluations and negotiation of a Transaction. Each of us may, however, disclose any such Information to our respective Representatives, but only if such Representatives reasonably need to know such Information in connection with our respective Evaluations. Each of us will (A) inform our respective Representatives receiving any such Information of the confidential nature thereof and of this letter agreement, (B) direct our respective Representatives to treat any such Information confidentially and not to use it other than in connection with our respective Evaluations and the negotiation of a Transaction, and (C) be responsible for any of our respective Representatives' improper use of any such Information (including, without limitation, by such Representatives who, subsequent to the first date of disclosure of Information hereunder, become our former Representatives). Except as otherwise provided herein or required by law or securities exchange regulations, without the prior consent of the other party, each of us will not and will each direct our respective Representatives not to, disclose to any third person (1) that any such Information has been made available to us or (2) any other facts with respect to any such discussions. For the avoidance of doubt, Applica

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
September 21, 2006

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acknowledges  that  Harbinger is required to file this  agreement on an amended
Schedule 13D upon its execution and delivery.

         2. NOTICE PRECEDING COMPELLED DISCLOSURE. If we or any of our respective Representatives are requested to disclose any of the Information furnished to us by the other party and/or its Representatives, we will promptly notify the party which furnished such Information to permit it to seek a protective order to take other appropriate action. Each of us also will cooperate in such party's efforts to obtain a protective order or other reasonable assurance that confidential treatment will be accorded such Information. If, in the absence of a protective order, either of us or our respective Representatives are, in the opinion of our respective counsel, compelled as a matter of law to disclose any such Information to a third party, we may disclose to the third party compelling disclosure only the part of such Information as the disclosing party determines in good faith is required by law to be disclosed (in which case, prior to such disclosure, we will use reasonable efforts to advise and consult with the party furnishing such Information and its counsel as to such disclosure and the nature and wording of such disclosure) and we will each use our respective reasonable efforts to obtain confidential treatment therefor.

         3. TREATMENT OF INFORMATION. Each of us will treat and maintain such Information in substantially the same manner as we treat and maintain confidential information in the ordinary course of our respective business. As soon as possible upon the written request of such other party or upon the termination of the Evaluation by either of us, we and our respective Representatives will return to the other party all tangible Information which has been provided to us by the other party and its Representatives and will destroy (or, at our option, return to the other party) all Information furnished by the other party and its Representatives that has been prepared by such party and its Representatives. Such destruction (or return) will be confirmed in writing to such other party. Any such Information that is not so destroyed (or returned) will nonetheless remain subject to this letter agreement. Notwithstanding the foregoing, we and our respective Representatives may retain on a confidential basis one copy of our work product based on or incorporating the Information in order to comply with legal or regulatory requirements, as well as any and all (i) e-mails and any attachments contained in such e-mails and (ii) any electronic files, each of which are automatically saved pursuant to legal or regulatory requirements.

         4. PUBLIC INFORMATION. Each of us agrees that this letter agreement will not apply to such portions of the Information furnished to us by the other party or its Representatives which (a) are or become generally available to the public through no action of the party to which such Information was furnished or its Representatives or (b) are or become available to the party to which it was furnished hereunder on a non-confidential basis from a source, other than from the other party or its Representatives, which the receiving party believes, after reasonable inquiry, was not prohibited from so disclosing such portions by a contractual, legal or fiduciary obligation.

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
September 21, 2006

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         5.       NO WARRANTY OF ACCURACY.  Each of us will endeavor to include in the Information furnished to the other materials we believe to be relevant for the other party's Evaluation, but we acknowledge that neither of us nor any of our Representatives make any representation or warranty as to the accuracy or completeness of any Information furnished to the other party. We each agree that neither we nor any of our respective Representatives will have any liability to the other party or the other party's Representatives resulting from the use of the Information furnished by the other party or any of the other party's Representatives.

         6.       CERTAIN ACTIONS.

                  (a) COORDINATION OF CONTACTS. During the course of our respective Evaluations, we each agree that we will not, and will instruct our respective Representatives not to, except within the terms of a specific written request from the other party, initiate contact with any director, officer, employee or person at Harbinger or Applica (except members of the Board of Directors, Harry D. Schulman and Terry Polistina) in connection with any matter referred to in this letter agreement; provided, that the parties agree that the foregoing shall not limit or restrict in any manner the ability of Harbinger (i) to communicate with other shareholders of Applica for any matter other than the Evaluation or a Transaction, (ii) to communicate with other shareholders of Applica regarding the Evaluation or a Transaction as set forth in Paragraph 12 hereof, or (iii) to publicly reaffirm the proposal set forth in the letter dated September 14, 2006.

                  (b) NON-SOLICITATION. We each agree that for a period of two years from the date of this letter agreement we will not solicit for employment, directly or indirectly any senior executive officer of the other party, except as such employment may be accomplished pursuant to the consummation of a transaction between the parties as contemplated by this letter agreement.

                  (c) SURVIVAL. The foregoing provisions of this Paragraph 6 will remain in effect for the periods specified herein notwithstanding that some or all of the Information has become publicly disclosed or outdated or that any portion of this letter agreement has become inoperative as to any portion of the Information.

         7. CERTAIN OBLIGATIONS ONLY ON DEFINITIVE AGREEMENT. No agreement providing for any Transaction will be deemed to exist unless and until a Definitive Agreement has been executed and delivered by each of us and each of the other parties thereto, and we each hereby irrevocably waive any claims (including without limitation breach of contract) in connection with any Transaction contemplated hereby unless and until a Definitive Agreement has been so executed and delivered and then only in accordance with the terms thereof and applicable law. Unless and until a Definitive Agreement has been so executed and delivered, neither of us nor any of our respective Representatives has any legal obligation to the other or any of its affiliates

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
September 21, 2006

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of any kind with respect to any Transaction, except, in the case of this letter agreement, for the matter specifically agreed to herein. For purposes of this Paragraph 7, the term "Definitive Agreement" does not include a letter of intent or any other preliminary written agreement, whether or not executed, nor does it include any actual or purported written or verbal acceptance of any offer or proposal. Except as otherwise expressly agreed in writing or as expressly provided herein, each of us and our respective Representatives will be free to conduct the process relating to any Transaction as they in their
sole  discretion  determine  (including,   without  limitation,   changing  any
procedures relating to a Transaction, or negotiating with and entering into a Definitive Agreement with any other person, without in any such case prior notice to the other of us or any other person). Neither party will have any claims against the other party or any of its Representatives arising out of or relating to any Transaction other than those, if any, arising under this letter agreement or as parties to a Definitive Agreement and then only in accordance with the terms hereof or thereof, as the case may be. Notwithstanding anything to the contrary herein, this letter agreement shall not constitute or operate as a waiver of any claim, cause of action or other right that Harbinger may have, whether existing prior to, on or after the date hereof, in its capacity as a shareholder of Applica.

         8. GENERAL PROVISIONS. No failure or delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right. This letter agreement will be binding on and inure to the benefit of the parties hereto and their respective successors and assigns. Money damages will not be a sufficient remedy for any violation of the terms of this letter agreement and, accordingly, each of us will be entitled to specific performance and injunctive relief as remedies for any violation, in addition to all other remedies available at law or equity. Except as otherwise expressly provided in this letter agreement, the obligations under this letter agreement shall terminate three years from the date first set forth above. We consent to personal jurisdiction in any action brought in any federal or state court within the State of Delaware having subject matter jurisdiction in the matter for purposes of any action arising out of this letter agreement. This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

         9. CERTAIN DEFINITIONS. As used in this letter agreement, (a) the terms "we", "us" and "our" shall be deemed to include the signatories to this letter agreement (b) the term "Information" shall include all information (written or otherwise) that is confidential, proprietary or otherwise nor generally available to the public and is furnished by one party to the other, whether furnished by such party or by its respective Representatives, together with all written or electronically stored documentation prepared by the party receiving such information or its respective Representatives that is based on or reflects, in whole or in part, such information or the Evaluation (such prepared documentation being deemed for purposes of this letter agreement to have been "furnished"), (c) the term "Representative" shall include any director, officer, employee, agent, consultant, lender, financing provider, advisor or representative, including without limitation, any accountant, attorney and financial advisor having an obligation or duty of

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
September 21, 2006

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confidentiality  to the receiving  party,  and (d) the term  "person"  shall be broadly interpreted to include, without limitation, any corporation, company, group, partnership or other entity or individual.

         10. TRADING ON MATERIAL NON-PUBLIC INFORMATION. We each hereby acknowledge that we are aware and that our respective Representatives have been advised by us that, under certain circumstances, the United States securities laws may prohibit a person who has received material, non-public information from an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such other person is likely to purchase or sell such securities. The parties further acknowledge that certain Information could be considered material non-public information and that they will not trade in the securities of the other party on the basis of such Information and agree that they will inform their respective employees and representatives of such prohibitions under the United States securities laws.

         11. COMMONALITY OF INTEREST. To the extent that any of the Information may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, Applica and Harbinger understand and agree that they have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the disclosure of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or any other applicable privilege and any such Information shall remain entitled to all protection under these privileges, this letter agreement and under the joint defense doctrine. Nothing in this letter agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

         12. STANDSTILL AGREEMENT. As of the date of this letter agreement, except as previously disclosed in any Schedule 13D filed with the Securities and Exchange Commission, neither of us beneficially owns any Voting Securities of the other party. We each agree that until the earlier of (i) a period of 18 months from the date of this letter agreement, (ii) the date that a definitive proxy statement with respect to the Merger Agreement is mailed to the shareholders of Applica or (iii) the written or public rejection, denouncement or opposition by Applica of the proposal set forth in the letter dated September 14, 2006 from Harbinger (it being understood and agreed by Harbinger that Applica's confirmation or affirmation of its recommendation with respect to the transactions contemplated by the Merger Agreement pursuant to the terms thereof prior to the execution of a definitive agreement for a Transaction shall not constitute such a rejection, denouncement or opposition), except in accordance with the terms of a specific written agreement between the parties, neither party, nor any of its respective Representatives as an advisor to such party or as a principal, (i) will propose or publicly announce or otherwise disclose an intent to propose, or enter into or agree to enter into, singly or with any other person or directly or indirectly, (A) any form of business combination, acquisition or other transaction

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
September 21, 2006

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other than in the  ordinary  course of business  relating to the other party or any of its subsidiaries, (B) any form of restructuring, recapitalization or similar transaction with respect to the other party or any of its subsidiaries, or (C) any demand, request or proposal to amend, waive or terminate any provision of this Paragraph 12 or (ii) will (V) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any Voting Securities, assets, indebtedness or businesses of the other party or any of its subsidiaries, in excess of those owned on the date hereof, (W) except in connection with any action related to the Florida Control Share Act, make, or in any way participate in, any solicitation of proxies with respect to any such Voting Securities (including by the execution of action by written consent), become a participant in any election contest with respect to the other party or any of its subsidiaries, seek to influence any person with respect to any such Voting Securities or demand a copy of the list of stockholders or other books and records of the other party or any of its subsidiaries, (X) participate in or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of any such Voting Securities, assets, indebtedness or businesses of the other party or any of its subsidiaries or which seeks to affect control of the other party or any of its subsidiaries or has the purpose of circumventing any provision of this letter agreement, (Y) otherwise act, alone or in concert with others (including by providing financing for another person), to seek or to offer to control or influence, in any manner, the management, board of directors, or policies of the other party or any of its subsidiaries, or (Z) make any proposal or other communication designed to compel the other party or any of its subsidiaries to make a public announcement thereof in respect of any matter referred to in this letter agreement. The restrictions contained in this Paragraph 12 shall no longer be applicable upon the occurrence of a Significant Event. A "Significant Event" shall mean, with respect to each party, any of the following involving the other party: (i) any person or group acquires or publicly offers to acquire, directly or indirectly, beneficial ownership of Voting Securities of the other party representing 50% or more of the voting power represented by the then outstanding Voting Securities of the other party, (ii) any person or group publicly announces its desire to enter into an Acquisition Transaction, (iii) the other party enters into an agreement with respect to, or otherwise publicly announces it is considering, any Acquisition Transaction, (iv) any material modification or termination of the Merger Agreement or the Spin-Off Agreement,
or  any  material   modification  to  the  transactions   contemplated  thereby
(including, without limitation, to the Special Dividend (as defined in the Merger Agreement) or the contemplated level of indebtedness of the Surviving Corporation (as defined in the Merger Agreement)), or (v) the board of directors of Applica publicly affirms, withdraws, or otherwise modifies in any respect its recommendation with respect to the transactions contemplated by the Merger Agreement other than (1) as a result of the acceptance of a Transaction with Harbinger or (2) if necessary pursuant to the terms of the Merger Agreement prior to the execution of a definitive agreement for the Transaction with Harbinger; provided, however, any action taken by NACCO Industries, Inc. or Harbinger prior to the date of this letter shall not constitute a Significant Event. As used in this paragraph, (a) the terms or phrases
"affiliate,"   "beneficial   owner,"  "election  contest,"  "equity  security,"
"group," "participant," "person," "proxy," "security" and "solicitation" (and the plurals thereof) have the meanings ascribed to such terms under the Securities Exchange Act of 1934, as amended, and

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
September 21, 2006

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the rules  and  regulations  thereunder,  (b) the term  "subsidiary"  means any person, a majority of the Voting Securities of which are now owned by a party or which become owned by a party at any time during the term of this letter agreement, (c) "Voting Securities" means any securities entitled to be voted generally in the election of directors of any person or any direct or indirect options or other rights to acquire any such securities and (d) an "Acquisition Transaction" shall mean any merger, sale or other business combination or transaction pursuant to which the outstanding Voting Securities of the other party would be converted into cash or securities of any other person or 50% or more of the voting power represented by the then outstanding Voting Securities of the other party would be owned by persons other than current holders of Voting Securities of the other party, or which would result in all or substantially all of the assets of the other party and its subsidiaries, taken as a whole, being transferred to any person or group.

         13. EXCEPTION. Notwithstanding anything to the contrary herein, Applica shall be permitted to provide to NACCO Industries, Inc. the information required to be provided to it under Section 6.12(d) of the Agreement and Plan of Merger dated July 23, 2006 by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. for certain purposes (the "Merger Agreement").

         14. IMPROVEMENT OF TERMS OF PROPOSAL. Notwithstanding anything to the contrary herein including Paragraph 12 hereof, Harbinger shall be permitted to communicate to the Applica Board of Directors an improvement to the terms of the proposal set forth in the letter dated September 14, 2006 and, to the extent required by law or securities exchange regulations, to file an amended
Schedule 13D relating to such improved terms.


                                          [Signatures on following page.]

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.
September 21, 2006

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         Please sign and return one copy of this letter  agreement  to evidence your acceptance of and agreement to the foregoing, where upon this letter agreement will become the binding obligation of each of the undersigned.

                                   Applica Incorporated


                                   By:  /s/ Lisa R. Carstarphen
                                        --------------------------------------
                                   Name:   Lisa R. Carstarphen
                                   Title:  Vice President, General Counsel and
                                           Corporate Secretary

AGREED TO AND ACCEPTED

Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Special Situations Fund, L.P.


By:  /s/ Philip A. Falcone
     ------------------------------------------
Name:    Philip A. Falcone
      -----------------------------------------
Title:   Senior Managing Director
       ----------------------------------------